STATETRUST CAPITAL
                             ETHICAL CONDUCT POLICY


In accordance with the requirements of Sarbanes-Oxley legislation, StateTrust Capital, a registered investment adviser for the Ashport Mutual Funds hereby adopts this Ethical Conduct Policy. All employees of StateTrust Capital are asked to read the Code and maintain these principals throughout their employment with StateTrust Capital. The principals established are as follows:

1. Act with honest and integrity, avoiding actual or apparent conflicts of interest.

2. Provide clients and shareholders with information that is accurate, complete, objective, timely and understandable.

3. Comply with all applicable rules and regulations of federal, state, provincial and local governments.

4. Act in good faith, responsibly and with due care without misrepresenting material facts.

5. Respect the confidentiality of the information acquired in the course of one's work except when authorized or otherwise legally obligated to disclose.